Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

Blueshift Research Q&A of the Month

1.	What is Benson Hill’s core business and technology?

Benson Hill is a food technology company that uses artificial intelligence (AI), data and a variety of breeding techniques to create innovative food and ingredient products. Starting with the seed and through an integrated business model, we work with partners and growers to bring products to market that meet consumer needs for food that is more nutrient dense, more sustainable, more affordable and better tasting.

Our proprietary CropOS® technology platform uses predictive analytics to simulate tens of millions of genetic outcomes for plants, referencing an ever-expanding and world-class data library. The technology has the potential to shave years off the traditional crop breeding process, shortening the time to market, and decreasing development costs for new food and ingredient products. Benson Hill’s approach is tailored to meet consumer demand and link the interests of both growers and consumers, which has been a historical divide in the food system.

2.	Tell our readers about Benson Hill’s transaction and partnership with Star Peak Corp II.

In May, we announced that Benson Hill is becoming a publicly listed company through a merger with Star Peak Corp II (NYSE: STPC), a SPAC sponsored by affiliates of Magnetar Capital and Triangle Peak Partners.

In addition to the capital we’ll raise in this transaction, the combination provides us a partner in Star Peak Corp II who shares our commitment to sustainability and confidence in our promising future, while bringing a rich history of partnering with high-quality companies across the sustainability, energy infrastructure, renewables and technology landscape. The Star Peak leadership team were behind bringing Stem, Inc. public through Star Peak Energy Transition Corp., creating the first pure-play smart energy storage company to go public in the U.S. and resulting in more than $600 million of gross cash proceeds to Stem.

Through this transaction, we expect to receive gross proceeds of up to $625 million, assuming no redemptions, to fund our strategic plan. This means more to invest in our proprietary CropOS® technology platform, strengthen partner development efforts, support product commercialization and expand into new agri-food markets.

Once the transaction is complete, expected in Q3 2021, we will trade on the NYSE as BHIL with a strong balance sheet that will allow us to accelerate our growth.

3.	How does Benson Hill differentiate itself?

With a broad intellectual property portfolio supported by CropOS® data and software, and a combination of technology and supply chain innovation, we are competitively positioned to drive long-term value. Our competitive advantage includes:

o	A proprietary and massive data library that is expected to double in size each year.
o	World class data on high protein soybean germplasm
o	Machine learning benefits from insights others don’t have
o	Speed of implementation of new crop varieties through technology

We have a strong pipeline of proprietary food and feed products, made better from the beginning by our innovative seeds. We leverage seed innovation with integrated supply chains and best practices in the field to enable greater sustainability for ingredient and food companies and retailers, end-to-end traceability for consumers, and additional revenue opportunities for farmers.

4.	What is Benson Hill’s market opportunity?

Near-term, our Ultra-High Protein soybean and planned yellow pea varieties are set to serve the plant-based meat market, forecasted to reach approximately $140 billion in retail value over the course of this decade, according to industry sources.

Our Fresh business segment is positioned over the long-term for technological capabilities to serve a forecasted approximately $1.1 trillion total produce market by 2025.

As we continue to grow, our proprietary CropOS® technology platform will enable Benson Hill to serve new and growing food markets across the approximately $5 trillion agri-food industry.

5.	What is your path to profitability? When can we expect you to get there? Are you focused more on growth or profitability? What is your growth strategy?

We have confidence in the financial plan shown in the presentation on our website’s Investor Relations page. The plan was scrutinized by a group of outside experts that validated our technology and product development. The plan is an execution play focused on driving broad adoption of our proprietary products.

With products already in the market, Benson Hill’s net revenue was $102 million in 2020 and we project it to grow to approximately $560 million in 2025 and approximately $1.5bn by 2027, representing a ~46% compound annual growth rate from 2020 to 2027. We expect to achieve this growth primarily by expanding our existing pipeline of proprietary seed, food and feed ingredients.

6.	What will your pipeline look like in 10 years? How diverse do you expect it to be in terms of crop variety?

We believe our product pipeline will continue to increase in size and scope as our Fresh business matures and we execute co-development projects with end customers. In just the last several months, we have executed memorandums of understanding with leading Agri-Food companies and expect this momentum to continue to drive our pipeline expansion. Consumer, Food, and Feed companies are the ultimate drivers of our product direction, and we are encouraged that they are seeking us out as product development partners.

Remember, agriculture is a long lead process. We believe our proprietary CropOS® technology platform will allow us to operate at the speed of biology, better than anyone else. We plan to continue to improve our capabilities to efficiently bring to market high-quality innovative seed and products that meet the needs of consumers.

We fundamentally believe in leveraging the vast, untapped natural genetic diversity within a variety of plants to serve new and growing food markets across the approximately $5 trillion agri-food industry.

7.	Why is Benson Hill a positive ESG story?

As a pure-play ESG, our products have the potential to contribute to a more sustainable and nutritious food system, through reduced environmental impact and improving social outcomes, for example, increasing the protein content of soybeans. Our products have an inherent positive impact on society versus incumbents, who instead are working to reduce the negative impacts of their current operations.

Through our operations, Benson Hill seeks to create environmental benefits at all stages of product development through on-farm management practices like regenerative ag, reduced processing steps that eliminate energy and fuel use, and opportunities to scale consumer products like plant-based meats that offset industries that are more GHG emission intensive.

By combining advancements in biology and our inclusive agri-business approach, the very purpose of our business creates positive impact for society, which demonstrates responsible global citizenship clearly aligning with frameworks such as the Unite Nations Sustainable Development Goals.

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Additional Information
This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak Corp. II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statements and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read the preliminary proxy statement, and any amendments thereto, and, when available, the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation
Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Use of Non-GAAP Financial Measures

In this press release, the Company includes Adjusted EBITDA, which is a non-GAAP performance measure that the Company uses to supplement its results presented in accordance with U.S. GAAP. As required by the rules of the SEC, the Company has provided herein a reconciliation of the non-GAAP financial measure contained in this press release to the most directly comparable measure under GAAP. The Company’s management believes Adjusted EBITDA is useful in evaluating its operating performance and is a similar measure reported by publicly-listed U.S. competitors, and regularly used by securities analysts, institutional investors, and other interested parties in analyzing operating performance and prospects. By providing this non-GAAP measure, the Company’s management intends to provide investors with a meaningful, consistent comparison of the Company’s profitability for the periods presented. Adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

The Company defines and calculates Adjusted EBITDA as earnings from continuing operations before net interest expense, income tax provision and depreciation and amortization, further adjusted to exclude stock-based compensation, and the impact of significant non-recurring items.

Forward-Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.